Anil Idnani

CEO | GD ENTERTAINMENT & TECHNOLOGY

1 Bridge Plaza, 2nd Floor, Fort Lee, New Jersey, 07024

January 23, 2020

Jacqueline Kaufman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington,DC 20549

GD Entertainment & Technology, Inc.

Dear Ms. Kaufman:

Kindly be advised that GD Entertainment & Technology, Inc.. (the "Company") requests that its Regulation A offering be qualified on Tuesday, January 28, 2020 at 12 Noon.

The State of New York has registered our offering.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Anil Idnani

Anil Idnani

Chief Executive Officer